# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
# Washington, D.C. 20549

# FORM 8-K

**Current Report Pursuant to Section 13 or 15(d) of**

**The Securities Exchange Act of 1934**

**Date of Report (Date of earliest event reported): January 30, 2006**

# SAXON CAPITAL, INC.
(Exact name of registrant as specified in its charter)

______________________________

| | | |
|---|---|---|
| **Maryland** | **001-32447** | **30-0228584** |
| (State or other jurisdiction of Incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |
| **4860 Cox Road, Suite 300**<br>**Glen Allen, Virginia**<br>(Address of principal executive offices) | | **23060**<br>(Zip Code) |

Registrant's telephone number, including area code **(804) 967-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 7.01. Regulation FD Disclosure**

Saxon Capital, Inc. (the "Company") is furnishing the text of presentation materials, included as Exhibit 99.1 to this report, pursuant to the Securities and Exchange Commission's Regulation FD. The materials also will be posted to the Company's website at www.saxonmortgage.com. The presentation materials were prepared to be used by Company management beginning on January 30, 2006 at the American Securitization Forum 2006 in Las Vegas, NV (the "Conference") in meetings with institutional investors during the Conference. This information is furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing. By filing this report on Form 8-K and furnishing this information, the Company makes no admission as to the materiality of any information in this report that is required to be disclosed solely by reason of Regulation FD.

**Item 9.01. Financial Statements and Exhibits**

(c) Exhibits

99.1 Text of presentation materials

**Signature**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SAXON CAPITAL, INC.

By: /s/ Robert B. Eastep

Robert B. Eastep
Executive Vice President, Chief Financial Officer

Date: January 30, 2006

**INDEX TO EXHIBITS**

Exhibits

| | |
|---|---|
| Exhibit 99.1 | Text of presentation materials. |

**EXHIBIT 99.1**


SAX
LISTED
NYSE
Saxon Capital, Inc.
January 30, 2006

# FORWARD LOOKING STATEMENTS

Certain information contained herein, reflecting our future plans and strategies, may constitute "forward-looking statements" that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, which could affect our future plans. Saxon's actual results and the timing and occurrence of expected events could differ materially from our plans and expectations due to a number of factors, such as changes in overall economic conditions and interest rates, and changes in the applicable legal and regulatory environment. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company's expectations.

Saxon Capital, Inc.℠

# INFORMATION & WHERE TO FIND IT

- Corporate presentations, company financials, corporate SEC filings and other useful links can be found at www.saxonmortgage.com (click on the Investor Relations link).

- Underwriting guidelines, matrices and product profiles can be found at www.esaxon.com/wholesale/index.jsp (under Matrices).

- Securitization program (SAST) information can be found at www.saxonmortgage.com(click on the Securitization link). Information available includes:

  - Pricing information and the prospectus for our transactions
  - Remittance statements and transaction profile reports
  - Monthly CPR analysis and actual vs. pricing CPR
  - Quarterly loss reports and loss severity report
  - Prepayment penalty collection and roll rate information

Saxon Capital, Inc.℠

# SAXON COMPANIES



Saxon Capital, Inc.
Saxon Funding Management, Inc.
(QRS)
Saxon Capital Holdings, Inc.
(TRS)
SASCO
(ABS Issuer)
Saxon Mortgage, Inc.
Saxon Home Mortgage
Saxon Mortgage Services, Inc.
A nationally recognized wholesale and correspondent mortgage lending company
Trade name under which Saxon Mortgage, Inc. conducts retail lending business, through a network of regional lending centers and centralized lending platforms.
A premier mortgage servicing company
Saxon Capital, Inc.

# SAXON STRATEGY

- Saxon is building a high-quality non-conforming mortgage loan portfolio
  - Portfolio accounting (no on-balance-sheet residual valuation)
  - Holder of the first loss/residual risk (below BBB– credit risk)
  - Proactively manage the credit risk through our “Life of the Loan Credit Risk Management” philosophy
  - Nine years of performance history in our enterprise data warehouse
- Improve efficiencies and reduce costs
  - Initiated restructuring of operations by combining wholesale & retail operations (2005)
  - I-deals – new automated underwriting engine (2005)
  - MRG – automated closing doc generation and delivery (2005)
  - Netox – new origination platform (Q1-2006)
  - elock – automated lock function (Q2-2006)
- Grow 3rd party servicing
  - Managed growth
  - Utilize capacity in Texas and Virginia servicing centers
    - Texas capacity of $30B; currently at 76% capacity
    - Virginia capacity of $20B; currently at 17% capacity
- Expansion of whole-loan purchase program

Data as of 9/30/05

Saxon Capital, Inc.

# FINANCIAL METRICS



Diluted EPS
($0.22)
$0.94
$2.16
$2.89
$1.24
2001 (Q3-Q4)
2002
2003
2004
YTD 2005
Return on Equity
-2.1%
10.2%
20.6%
21.9%
13.1%
4Q 2001
2002
2003
2004
YTD2005
Revenues
$26,691
$134,503
$211,401
$235,031
$169,324
7/6/01 to 12/31/01
2002
2003
2004
YTD2005
Shareholders' Equity (000's)
$346,048
$880,274
2001
2002
2003
2004
YTD2005

Data as of 9/30/05

Saxon Capital, Inc.

# CONDENSED CONSOLIDATED BALANCE SHEET

| | | Sept 30, 2005 | Dec 31, 2004 |
|---|---|---|---|
| Assets: | Cash | $ 9,493 | $ 12,862 |
| | Accrued interest receivable | 56,784 | 56,132 |
| | Receivable from trust | 130,117 | 112,062 |
| | Mortgage loan portfolio: | | |
| | Mortgage loans held prior to securitization | 214,485 | 789,699 |
| | Securitized mortgage loans | 6,055,771 | 5,237,921 |
| | Gross mortgage loan portfolio | 6,270,256 | 6,027,620 |
| | Loan loss reserve | (49,175) | (37,310) |
| | Net mortgage loan portfolio | 6,221,081 | 5,990,310 |
| | Servicing related advances | 11,592 | 16,887 |
| | Securitized servicing related advances | 144,220 | 96,242 |
| | Total servicing related advances | 155,812 | 113,129 |
| | Restricted cash | 142,233 | 1,495 |
| | Mortgage servicing rights, net | 138,943 | 98,995 |
| | Real estate owned | 25,654 | 24,860 |
| | Deferred tax asset | 56,767 | 27,825 |
| | Derivative assets | 33,919 | 11,801 |
| | Other assets | 65,787 | 89,670 |
| | Total assets | $ 7,037,590 | $ 6,539,131 |
| Liabilities: | Accrued interest payable | $ 7,044 | $ 8,045 |
| | Dividends payable | - | 28,909 |
| | Warehouse financing | 144,100 | 600,646 |
| | Securitization financing | 6,195,417 | 5,258,344 |
| | Derivative liabilities | 5,262 | 1,809 |
| | Note payable | - | - |
| | Deferred tax liability | - | - |
| | Other liabilities | 25,493 | 22,449 |
| | Total liabilities | 6,377,316 | 5,920,202 |
| Shareholders' Equity: | Common stock, $0.01 par value, 100,000,000 shares authorized; shares issued and outstanding: 49,980,135 and 49,849,386 as of September 30, 2005 and December 31, 2004, respectively | 501 | 498 |
| | Additional paid-in capital | 632,702 | 625,123 |
| | Other comprehensive income, net of taxes | 22,932 | (3,842) |
| | Dividends declared | (170,395) | (114,641) |
| | (Accumulated deficit) retained earnings | 174,534 | 111,791 |
| | Total shareholders' equity | 660,274 | 618,929 |
| | Total liabilities and shareholders' equity | $ 7,037,590 | $ 6,539,131 |

Saxon Capital, Inc.

Data as of 9/30/05

# PORTFOLIO SUMMARY


Owned Portfolio Growth
2001
2002
2003
2004
YTD 2005
REMIC
Owner Trust


Servicing Portfolio
$20.2B
= 77%
$6.2B
= 23%
2001
2002
2004
Owned
Third Party

## Volume & Channel Mix

| | 2001 | 2002 | 2003 | 2004 | YTD 2005 |
|---|---|---|---|---|---|
| Volume ($B) | $2.33 | $2.48 | $2.84 | $3.49 | $2.44 |
| | | | | | |
| Wholesale | 41.4% | 45.0% | 41.0% | 42.9% | 46.0% |
| Retail | 19.2% | 28.0% | 27.0% | 27.6% | 22.6% |
| Correspondent - Flow | 15.2% | 17.0% | 25.0% | 24.3% | 26.7% |
| Correspondent - Bulk | 24.2% | 10.0% | 7.0% | 5.2% | 4.7% |
| | 100% | 100% | 100% | 100% | 100% |

## State Concentration

| Top 5 States by Funded Volume - YTD 2005 | | |
|---|---|---|
| State | Loan Amount - Original | Percent |
| CA | 564,162,559 | 22.58% |
| MD | 332,463,510 | 13.31% |
| FL | 249,307,701 | 9.98% |
| VA | 204,540,282 | 8.19% |
| NY | 109,665,294 | 4.39% |
| | | 58.45% |

Data as of 9/30/05

Saxon Capital, Inc.

# QUARTERLY PRODUCTION STATISTICS

| Credit Score | Funded Volume (000's) | % of Total Funded Volume | WAC - Fixed | WAC - ARM | WA CREDIT SCORE | WA CLTV |
|---|---|---|---|---|---|---|
| > 650 | $203,210 | 23.97% | 7.44% | 6.88% | 687 | 82.55% |
| 601-650 | $295,447 | 34.85% | 7.37% | 6.98% | 624 | 80.98% |
| 551-600 | $239,325 | 28.23% | 7.58% | 7.37% | 576 | 77.37% |
| 526-550 | $62,226 | 7.34% | 8.41% | 7.99% | 537 | 73.93% |
| < 525 | $45,779 | 5.40% | 8.76% | 8.76% | 511 | 69.84% |
| N/A** | $1,102 | 0.13% | 9.85% | 8.46% | N/A | 61.91% |
| **Totals** | **$847,767** | **100%** | **7.51%** | **7.27%** | **613** | **79.18%** |

** These loans have unavailable credit scores

WA = Weighted Average



Stated Doc
23%
Limited Doc.
2%
Full Doc.
75%



Fixed
25%
2 Yr Hybrid
27%
40/30 ARM
3%
3-5 Yr Hybrid
9%
I/O ARM
36%

Data as of 9/30/05

Saxon Capital, Inc.

# 2005 SAST COLLATERAL SUMMARY

| | SAST 2005-01 | | | SAST 2005-02 | | | SAST 2005-03 | | | SAST 2005-04 | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Arm | Fixed | Total | Arm | Fixed | Total | Arm | Fixed | Total | Arm | Fixed | Total |
| Fixed vs ARM% | 87% | 13% | 100% | 85% | 15% | 100% | 80% | 20% | 100% | 78% | 22% | 100% |
| Loan Count | 4,492 | 1,081 | 5,573 | 4,288 | 1,199 | 5,487 | 3,552 | 1,261 | 4,813 | 2,409 | 954 | 3,363 |
| Sched Bal | 872,877,877 | 127,093,750 | 999,971,627 | 835,271,408 | 144,719,081 | 979,990,489 | 720,148,992 | 179,850,335 | 899,999,327 | 499,525,880 | 140,468,569 | 639,994,449 |
| Avg Scheduled Balance | 194,318 | 117,571 | 179,431 | 194,793 | 120,700 | 178,602 | 202,745 | 142,625 | 186,993 | 207,358 | 147,242 | 190,305 |
| WTD Avg Credit Score | 614 | 618 | 615 | 607 | 616 | 608 | 610 | 620 | 612 | 608 | 614 | 609 |
| WTD Avg Coupon | 6.84 | 7.40 | 6.91 | 7.20 | 7.51 | 7.24 | 7.23 | 7.30 | 7.24 | 7.74 | 7.73 | 7.73 |
| WTD Avg Gross Margin | 5.66 | | 5.66 | 5.88 | | 5.88 | 5.94 | | 5.94 | 6.12 | | 6.12 |
| WTD LTV | 79.57 | 75.68 | 79.08 | 78.5 | 77 | 78.28 | 79.37 | 77.65 | 79.02 | 79.4 | 75.67 | 78.58 |
| WTD CLTV | 83.79 | 77.07 | 82.94 | 82.02 | 77.81 | 81.4 | 82.18 | 78.46 | 81.44 | 82.5 | 77.71 | 81.45 |
| LTV > 80% | 35.48% | 32.46% | 35.10% | 35.40% | 38.93% | 35.92% | 39.77% | 40.37% | 39.89% | 38.41% | 38.51% | 38.43% |
| LTV > 90% | 5.69% | 4.99% | 5.60% | 6.47% | 7.78% | 6.67% | 10.71% | 11.34% | 10.84% | 8.82% | 8.01% | 8.65% |
| LTV > 95% | 1.39% | 0.83% | 1.32% | 1.64% | 1.66% | 1.64% | 3.07% | 3.86% | 3.23% | 3.16% | 2.51% | 3.02% |
| WTD Avg DTI Total | 40.17 | 38.4 | 39.94 | 40.36 | 39.6 | 40.25 | 40.38 | 38.93 | 40.09 | 40.94 | 39.19 | 40.55 |
| 40/30 Balloon % | | | | | | | 3.34% | 5.18% | 3.71% | 20.76% | 14.25% | 19.33% |
| % Silent 2nds | 23.15% | 7.72% | 21.19% | 19.23% | 4.52% | 17.05% | 15.66% | 4.78% | 13.49% | 16.40% | 8.50% | 14.66% |
| WTD Avg Periodic Cap | 1.02 | | 1.02 | 1.02 | | 1.02 | 1.03 | | 1.03 | 1.03 | | 1.03 |
| WTD Avg Life Cap | 6.05 | | 6.05 | 6.06 | | 6.06 | 6.06 | | 6.06 | 6.07 | | 6.07 |
| WTD Avg Initial Cap | 2.91 | | 2.91 | 2.92 | | 2.92 | 2.91 | | 2.91 | 2.90 | | 2.90 |
| WTD Avg Life Floor | 6.11 | | 6.11 | 6.35 | | 6.35 | 6.21 | | 6.21 | 6.48 | | 6.48 |
| WTD Avg Life Ceiling | 12.9 | | 12.9 | 13.25 | | 13.25 | 13.28 | | 13.28 | 13.8 | | 13.8 |
| % Full Doc | 69.97% | 80.76% | 71.34% | 71.74% | 86.19% | 73.87% | 72.59% | 82.23% | 74.52% | 62.21% | 78.69% | 65.83% |
| % Stated Doc | 27.29% | 14.66% | 25.68% | 25.40% | 10.01% | 23.13% | 25.73% | 14.36% | 23.46% | 32.66% | 16.45% | 29.10% |
| % Purchase | 24.34% | 4.56% | 21.82% | 23.20% | 3.77% | 20.33% | 19.31% | 5.80% | 16.61% | 20.63% | 5.46% | 17.30% |
| % Cash Out | 71.38% | 89.65% | 73.70% | 72.32% | 87.72% | 74.60% | 77.25% | 88.68% | 79.53% | 74.63% | 89.14% | 77.81% |
| % Owner Occ | 97.84% | 97.41% | 97.79% | 96.77% | 97.28% | 96.84% | 96.87% | 97.27% | 96.95% | 95.68% | 97.13% | 95.99% |
| % Investor | 1.88% | 2.06% | 1.90% | 2.86% | 2.52% | 2.81% | 2.49% | 2.20% | 2.43% | 3.99% | 1.93% | 3.53% |
| % IO | 49.10% | 5.00% | 43.50% | 48.58% | 3.96% | 41.99% | 48.72% | 6.07% | 40.20% | 34.57% | 1.95% | 27.41% |
| % with PPMT Penalty | 69.13% | 74.76% | 69.84% | 64.23% | 71.19% | 65.26% | 60.89% | 77.32% | 64.17% | 62.38% | 81.43% | 66.56% |
| Single Family Attv Det | 75.32% | 88.26% | 76.97% | 72.92% | 85.45% | 74.77% | 71.40% | 81.83% | 73.49% | 72.70% | 83.55% | 75.08% |
| A- or Better | 87.44% | 91.30% | 87.93% | 87.98% | 93.10% | 88.73% | 87.00% | 90.94% | 87.79% | 88.67% | 90.45% | 89.06% |
| A+ | 53.65% | 57.06% | 54.08% | 65.75% | 72.63% | 66.76% | 64.80% | 73.10% | 66.46% | 65.91% | 71.63% | 67.17% |
| A | 15.25% | 17.40% | 15.52% | 11.45% | 9.51% | 11.16% | 11.31% | 9.61% | 10.97% | 12.11% | 11.33% | 11.94% |
| A- | 18.55% | 16.85% | 18.33% | 10.78% | 10.96% | 10.80% | 10.89% | 8.23% | 10.36% | 10.65% | 7.49% | 9.96% |
| B | 5.37% | 3.44% | 5.12% | 4.24% | 2.59% | 3.99% | 4.83% | 2.25% | 4.31% | 3.77% | 2.84% | 3.57% |
| C | 1.55% | 1.16% | 1.50% | 2.06% | 0.41% | 1.82% | 3.32% | 1.52% | 2.96% | 3.87% | 2.33% | 3.53% |
| D | 0.50% | 0.29% | 0.48% | 0.00% | 0.01% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |

Saxon Capital, Inc.

# CREDIT SCORE MIGRATION

| Credit Score* | YTD 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|---|---|
| > 650 | 26.16% | 31.11% | 44.32% | 29.19% | 17.94% | 6.61% | 5.51% |
| 601-650 | 34.04% | 30.94% | 20.56% | 24.56% | 18.48% | 11.19% | 14.57% |
| 551-600 | 27.10% | 23.35% | 23.22% | 29.28% | 35.65% | 40.93% | 44.47% |
| 526-550 | 7.30% | 7.84% | 7.35% | 11.08% | 16.60% | 23.06% | 19.85% |
| < 525 | 5.28% | 6.40% | 4.16% | 5.89% | 11.33% | 18.21% | 15.58% |
| Other | 0.13% | 0.36% | 0.39% | - | - | - | - |

Saxon began classifying its production by credit score beginning with quarter ended 6/30/2004.

Data as of 9/30/05

Saxon Capital, Inc.

# STATIC POOL DELINQUENCEY



35%
30%
25%
20%
15%
10%
5%
0%
Serious Delinquency %
2000
2001
1999
2002
1998
2003
Saxon
2004
2005
1996-1997
1
8
15
22
29
36
43
50
57
64
71
78
85
92
99
Time (in months)

**Outstanding Portfolio Balance by Year:**

1996 – 2000 = 8.0%

2001 = 4.8%

2002 = 7.3%

2003 = 14.8%

2004 = 33.6%

2005 = 31.5%

Saxon Capital, Inc.

Data as of 9/30/05

# STATIC POOL LOSSES BY FUNDED YEAR


5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
% of Original Balance
1
4
7
10
13
16
19
22
25
28
31
34
37
40
43
46
49
52
55
58
61
64
67
70
Time (in months)
SAX 2001
SAX 2002
SAX 2003
SAX 2004
2001 Proj
2002 Proj
2003 Proj
2004 Proj

Saxon Capital, Inc.

Data as of 9/30/05

# HISTORICAL LOSS SEVERITY

Decline in Asset value= 1- Sales Price/UPB
Severity = Losses / UPB


Divestiture from Dominion
Loss Severity
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
597
1182
520
650
1119
1022
605
668
732
633
444
216
259
133
65
86
70
22
5
2
Severity - Top 5 States
2001-02 to 2005-02
DAV 0.37%
Liq Exp 9.03%
Advances 11.09%
Total 20.49%
Loans in a Security
4,726 8,735 3,726 4,695 7,821 6,861 4,433 4,697 5,768 5,846 7,249 4,613 7,049 4,887 3,667 6,311 7,544 7,623 5,490 4,369
1999-02 1999-03 1999-05 2000-01 2000-02 2000-03 2000-04 2001-01 2001-02 2001-03 2002-01 2002-02 2002-03 2003-01 2003-2 2003-3 2004-1 2004-2 2004-3 2005-02 Total
Decline In Asset Value
Liquidation Expenses
Interest Advances

Data as of 9/30/05

Saxon Capital, Inc.

# UNDERWRITING

- Underwriting
  - 3 operations centers – VA, TX, CA
  - Automated U/W system
  - Automated review for borrower fraud using Appintell's DISSCO system
  - Automated review of property valuation using Appintell's VALVERIFY system
  - Automated review of appraisers against bad appraiser list
  - Full file review by underwriters (post automated u/w approval) to:
    - Identify misrepresentation
    - Review appraisals
    - Ensure satisfaction of conditions
  - Exceptions to Automated U/W system:
    - Approximately 20% of production
    - Require countersignature from senior underwriters or management
    - Performance monitoring drives pricing engine rate adjustments

Saxon Capital, Inc.

# QUALITY CONTROL

- Post Funding Quality Control
  - Adversely selects 10+% of closed loans submitted for purchase based upon LTV ratio, seller, geographic location, product and collateral
  - Use a statistically based software, Cogent, which allows an adverse selection while maintaining a statistical sampling of the entire month's production.
  - Subjects audited files to re-verification of all major underwriting components such as income, employment, collateral value and cash to close.
- DRIP
  - Monthly meetings of senior managers of Underwriting, QC and Servicing
  - Review loans recommended for foreclosure to determine any adverse trends
- Investigation Unit
  - Performs pre-funding investigations of loans referred by underwriting
  - Performs 100-150 investigations a month on average
  - Reviews 100% of early payment default loans (loans which are 60 days delinquent within the first 90 days) for material misrepresentation/fraud
  - Performs investigations on loans referred by the DRP Committee at SMSI and every first and second payment default

Saxon Capital, Inc.℠

# SUMMARY

## Strong Management

- SAX's management team has one of the strongest reputations in the industry.
- Team has been together since pre-divestiture.

## Existing Portfolio

- SAX has been building its on-balance sheet portfolio since 2001, but has been a holder of Pre-NIM residual risk since 1996.
- Portfolio at 9/30/05 is $6.2 billion.

## Servicing Platform

- SAX has a servicing platform that is highly rated and scalable.
- Servicing business will grow TRS and SAX equity base.

## Discipline

- SAX has a culture of discipline in growth, credit, and servicing.
- Creating assets for our balance sheet and managing a REIT require similar discipline.

Saxon Capital, Inc.℠